UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-42015

Solaris Resources Inc.
(Translation of registrant's name into English)

Suite 555, 999 Canada Place
Vancouver, British Columbia, Canada V6C 3E1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

The following documents are being submitted herewith:

Exhibit	Description

99.1	Press Release dated August 2, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Solaris Resources Inc.
(Registrant)

Date: August 2, 2024	/s/ Purni Parikh
Purni Parikh
SVP Corporate Affairs and Corporate Secretary